

August 23, 2013

Via Email
Rodney J. Sailor, SVP and CFO
WPX Energy, Inc.
One Williams Center
Tulsa, OK 74172-0172

> **Re: WPX Energy, Inc.**
> **Form 10-K for year ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-35322**

Dear Mr. Sailor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Reserves and Production Information, page 9

Proved Undeveloped Reserves, page 12

1.   We note that you a portion of the change in your proved undeveloped reserves ("PUDs") during the fiscal year ended December 31, 2012 was an increase due to "the restoration of reserves that were reclassified to probable reserves in prior years due to the SEC five year rules." Please tell us about the change in circumstances that led to the restoration of these PUDs. In addition, please tell us about the expected timing for development of these PUDs based on the development plan approved by management. Refer to Rule 4-10(a)(31) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page

Notes to Consolidated Financial Statements

Note 16 – Derivatives and Concentration of Credit Risk, page 122

2.   We note that you did not designate commodity derivative contracts entered into during
        2012 as cash flow hedges for accounting purposes. The tabular disclosure on page 124 of
        your filing shows pre-tax gains / losses recognized in revenues for energy commodity
        derivatives not designated as hedging instruments. Please revise to explain the manner in
        which realized and unrealized gains / losses are calculated consistent with FASB ASC
        815-10-35-2 (i.e., reflect only the periodic change in value recognized under GAAP).
        Your response should indicate whether the gain / loss recognized includes any amounts
        representing a recovery of cost.

Supplemental Oil and Gas Disclosures, page 131

Proved Reserves, page 135

3.   Please revise to separately present proved undeveloped reserves as of the beginning and
        end of each fiscal year as required by FASB ASC 932-235-50-4.

4.   It does not appear that you have provided adequate disclosure explaining the changes in
        your proved reserves as required by FASB ASC 932-235-50-5. For example, the
        disclosure on page 138 of your filing does not appear to explain the change resulting
        from extensions and discoveries. Please revise your disclosure to provide an explanation
        of significant changes for each period presented.

Form 8-K filed February 28, 2013

5.   We note that you present non-GAAP measures in your filing which include an
        adjustment for the unrealized gain / loss on your energy commodity derivatives not
        designated as hedging instruments. Please tell us why the non-GAAP measures
        presented exclude the unrealized gain / loss, but include the realized gain / loss on these
        energy commodity derivatives. If it is your intent for these non-GAAP measures to
        reflect the cash flows associated with energy commodity derivatives settled during the
        period, please revise your reconciliation to include two separate line items: one for the
        total gain / loss recognized and another for the net cash received / paid for energy
        commodity derivatives not designated as hedging instruments which were settled during
        the period.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Brad Skinner for

Ethan Horowitz
Branch Chief